Monte Oscuro16th Street, Rio AbajoPanama, Republic de Panama

April 7, 2014

To:	Mara Ransom, Assistant Director
Or Dean Brazier, Staff Attorney
Or Lisa Kohl, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Artesanias Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 17, 2014
File No.: 333-193736

Dear Ms. Ransom:

Artesanias Corp., a Nevada corporation (the “Registrant”), has received and reviewed the Commission’s letter dated March 28, 2014 (the “SEC Letter”), pertaining to the Registrant’s Registration Statement on Form S-1 (the “Filing”) as filed with the Commission on March 17, 2014.  The following numbered responses correspond to those numbered comments as set forth in the SEC Letter.

Prospectus Cover Page

1.

We note your response to comment 4 in our letter dated March 4, 2014. Please disclose the net proceeds that you may receive from the offering, after deducting offering expenses, for both the minimum and maximum offering scenarios. In this regard, we note your net offering proceeds disclosure on page 14.

The Registrant has revised the table of proceeds to indicate the net offering proceeds expected to be realized after deducting estimated offering expenses.

United States Securities and Exchange Commission

Re: Artesanias Corp.

April 7, 2014

Prospectus Summary, page 4

The Offering, page 5

2.

We note your response to comment 8 in our letter dated March 4, 2014 and the related revisions to your disclosure. Please provide additional disclosure regarding the circumstances in which you would terminate the offering upon achieving the minimum offering. We may have further comment upon reviewing your response.

The Registrant has revised the registration statement, accordingly, to read, as follows:

The offering shall terminate on the earlier of (i) the date when the sale of a minimum of 1,500,000 shares is completed, (ii) upon the sale of the maximum 3,000,000 shares offered hereby or (iii) 365 days from the date of this prospectus if the minimum offering is not achieved.  There are a number of factors to consider with regard to when we will terminate the offering prior to achieving the maximum offering amount.  A primary consideration is our sole officer’s ability to focus on implementing and operating our proposed business as opposed to selling our stock offering.  As such, we may, in our sole discretion, terminate the offering upon achieving only the minimum offering amount to focus on the development of our proposed business.  In such event, we believe the net proceeds from a minimum offering would be sufficient to conduct our proposed operations for at least 12 months after the termination of the offering.  We will not extend the offering period beyond 365 days from the effective date of the prospectus.  If the minimum offering is not achieved within 365 days of the date of this prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees.  We will deliver stock certificates attributable to shares of common stock purchased directly to the purchasers within 30 days after receiving the minimum amount of subscriptions and, thereafter, promptly following each subscription agreement received.  (See “Plan of Distribution”).

Use of Proceeds, page 14

3.

We reissue comment 11 of our letter dated March 4, 2014. We note that you removed the statement regarding the order of priority in which you plan to utilize the proceeds from this offering. Furthermore, the order of items listed in the Use of Proceeds table conflicts with your Plan of Operation as those phases are described on page 35 of the prospectus. For example, website development is the sixth item listed in the Use of Proceeds table. However, page 35 states that a website is “[y]our first order of business.” Please revise your prospectus to reconcile the inconsistencies. If you plan to use the possible proceeds in the order in which they are described in the Plan of Operation section, please state this fact.

The Registrant did not intend to list its uses of net proceeds in the order of usage as delineated in the Plan of Operation section.  However, for consistency, as suggested by the Commission, the Registrant has revised the disclosure in this Use of Proceeds section to better reflect the chronology of its anticipated uses.

Description of Business, page 18

Business Development and Summary, page 19

4.

We note your response to comment 15 in our letter dated March 4, 2014. Please revise your filing to include the disclosure that you included in your response letter.

The Registrant has revised the registration statement to include disclosure about its marketing tactics in the “Distribution Methods of the Products” section, to read, as follows:

United States Securities and Exchange Commission

Re: Artesanias Corp.

April 7, 2014

All website development will be provided by third-party web developers; we do not intend to perform any website development in-house.  We have allocated a portion of the proceeds from the offering contemplated in this prospectus toward engaging a web development firm.  To identify and reach potential customers, we intend to primarily utilize social media profiling.  For example, we plan to use Facebook’s marketing tools to identify and target specific demographic groups, based upon their penchant for merchandise similar to the Panamanian crafts we plan to offer.  Although we have reserved a domain at www.ArtesaniasCorp.com, we have not developed or published a website.  Unless and until we do so, we have no means with which to generate revenues.

Manufacturing, page 19

5.

We note your disclosure in this section that you “have not yet identified any specific products, manufacturers, or suppliers.” Please disclose in this section, as you do elsewhere in the prospectus, the fact that your sole officer and director makes products substantially similar to those which you plan to sell, and that there is a possibility that you could purchase such products from Mr. Soto.

The Registrant has revised the disclosure in this section to read, as follows:

All of the products we plan to sell will be hand-made by third parties, specifically the artisans of tribes indigenous to the Republic of Panama.  At this time we have no manufacturing capability and do not intend to hire any employees to manufacture any goods exclusively for our benefit.  Jose Soto, our sole officer and director, is himself a craftsman and produces and sells Panamanian crafts substantially similar in nature to those that Artesanias sells.  As such, there is a possibility that we may purchase inventory from Mr. Soto, although we have not made any such decision.  We are still in the development stage, and we do not have any saleable inventory and have not yet identified any specific products, manufacturers or suppliers.

Management’s Discussion and Plan of Operation, page 34

Results of Operations for the period December 31, 2013 (Inception) to December 31, 2013, page 34

Liquidity and capital resources, page 34

6.

We note your removal of the disclosure related to your accountant’s going concern opinion. Please restore this disclosure and management’s plans in light of such opinion.

The Registrant inadvertently removed the going concern disclosure, which has been restored into this amendment number 2 to the registration statement.

7.

We reviewed your response to comment 18 in our letter dated March 4, 2014. Please revise your disclosure to clarify, if true, that you expect to experience negative cash flow from operations for the next 12 months but that you anticipate available cash together with proceeds from this offering to permit you to sustain operations for the next 12 months.

The registration statement has been revised, accordingly.

8.

We note your revised disclosure in response to comment 18 of our letter dated March 4, 2014. Your projected negative cash flows are predicated on raising the maximum offering amount. Please disclose similar projections for the scenario in which you raise the minimum offering amount.

The registration statement has been revised, accordingly.

United States Securities and Exchange Commission

Re: Artesanias Corp.

April 7, 2014

Exhibits, page 42

9.

Please file an updated consent from your independent registered public accounting firm.

An updated consent from the Registrant’s independent registered public accounting firm has been filed in connection with this amendment.

In connection with the Registrant’s responding to the comments set forth in the SEC Letter, the Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Jose Soto at tel: (+52) (33) 8421-6969.  Alternatively, you may contact Randall Brumbaugh, U.S. counsel for the Registrant, at tel: (626) 335-7750.

Sincerely,

/s/ Jose Soto

Jose Soto

President

Enclosures